02019587

AK

~~3-18-02~~

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL
RECEIVED
FEB 28 2002
WASH D.C. 365
PROCESSING SECTION

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SEC FILE NUMBER
8- 45148

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/14/01 (inception) (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TOAD RUN, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 SOUTH ORANGE AVENUE, SUITE 1424
(No. and Street)

ORLANDO	FLORIDA	32801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN BUSACCA, PRESIDENT (407) 241-2541
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OSBURN, HENNING AND COMPANY
(Name — *if individual, state last, first, middle name*)

617 EAST COLONIAL DRIVE	ORLANDO	FLORIDA	32803
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

HF 3-18-02

OATH OR AFFIRMATION

I, John Busacca, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toad Run, LLC, as of Feb 27 2002, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

DENISE M. HALL
My Comm Exp. 3/19/05
No. DD 010192
[X] Personally Known [ ] Other I.D.

Denise M. Hall
Notary Public
Orange County, FL

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOAD RUN, L.L.C.

FINANCIAL REPORT

DECEMBER 31, 2001

C O N T E N T S

Osburn, Henning and Company

CERTIFIED PUBLIC ACCOUNTANTS, P.A.

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

The Members
Toad Run, L.L.C.
Orlando, Florida

We have audited the accompanying statement of financial condition of Toad Run, L.L.C. as of December 31, 2001, and the related statements of operations, members' equity, and cash flows for the period from August 14, 2001 (inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Toad Run, L.L.C. as of December 31, 2001, and the results of its operations and its cash flows for the period from August 14, 2001 (inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Osburn, Henning and Company

Orlando, Florida
January 23, 2002

617 East Colonial Drive • Orlando, Florida 32803 • (407) 896-8021 • Fax (407) 896-8601
www.osburnhenning.com

TOAD RUN, L.L.C.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS	
Cash	$ 7,060
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	$ -
MEMBERS' EQUITY	7,060
	$ 7,060

The Notes to Financial Statements are an integral part of this statement.

TOAD RUN, L.L.C.

STATEMENT OF OPERATIONS
Period from August 14, 2001 (inception) to December 31, 2001

REVENUE	$ 96
EXPENSES	1,275
NET LOSS	$ (1,179)

The Notes to Financial Statements are an integral part of this statement.

TOAD RUN, L.L.C.

STATEMENT OF MEMBERS' EQUITY
Period from August 14, 2001 (inception) to December 31, 2001

Balance, beginning	$ -
Capital contributions	8,239
Net loss	(1,179)
Balance, ending	$ 7,060

The Notes to Financial Statements are an integral part of this statement.

TOAD RUN, L.L.C.

STATEMENT OF CASH FLOWS
Period from August 14, 2001 (inception) to December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Revenue received	$ 96
Cash paid to suppliers	(1,275)
Net cash (used in) operating activities	(1,179)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	8,239
Net cash provided by financing activities	8,239
NET INCREASE IN CASH	7,060
CASH, BEGINNING	-
CASH, ENDING	$ 7,060
RECONCILIATION OF NET LOSS TO NET CASH (USED IN) OPERATING ACTIVITIES	
Net loss	$ (1,179)
Adjustments to reconcile net loss to net cash (used in) operating activities	-
Net cash (used in) operating activities	$ (1,179)

The Notes to Financial Statements are an integral part of this statement.

TOAD RUN, L.L.C.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Nature of business:

Toad Run, L.L.C. (the Company), is a registered broker-dealer under United States securities laws. The Company has been inactive since inception. The office of the Company is located in Orlando, Florida.

Use of estimates:

In preparing the financial statements, management is required to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ significantly from those estimates.

Income taxes:

The Company is taxed as a partnership, which requires the members to report the income and deductions of the Company on their personal returns. Therefore, no provision for income taxes has been recorded.

Note 2. Related Party Transaction

The Company conducts its activities from office space that is subleased at no charge from a corporation related to the Company by common ownership. The agreement is a month-to-month agreement.

The Company's activities are conducted by employees of a corporation related to the Company by common ownership. There were no charges for these services for the period from August 14, 2001 (inception) to December 31, 2001.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $7,060 which was $2,060 above its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was -0- to 1.

Osburn, Henning and Company

CERTIFIED PUBLIC ACCOUNTANTS, P.A.

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

The Members
Toad Run, L.L.C.
Orlando, Florida

We have audited the financial statements of Toad Run, L.L.C. for the period from August 14, 2001 (inception) to December 31, 2001, and have issued our report thereon dated January 23, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Osburn, Henning and Company

Orlando, Florida
January 23, 2002

617 East Colonial Drive • Orlando, Florida 32803 • (407) 896-8021 • Fax (407) 896-8601
www.osburnhenning.com

TOAD RUN, L.L.C.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

AGGREGATE INDEBTEDNESS	$ -
MINIMUM REQUIRED NET CAPITAL	$ 5,000
NET CAPITAL	
Total members' equity	$ 7,060
Deductions	-
Net capital	7,060
Minimum required net capital	5,000
Excess net capital	$ 2,060
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ -

TOAD RUN, L.L.C.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL WITH THAT OF THE REGISTRANT AS
FILED IN PART IIA OF FORM X-17A-5
December 31, 2001

AGGREGATE INDEBTEDNESS	
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2001	$ -
Reconciling items	-
	$ -
NET CAPITAL	
Net capital, as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2001	$ 7,060
Reconciling items	-
	$ 7,060

TOAD RUN, L.L.C.

OTHER SUPPLEMENTARY INFORMATION RELATING TO THE FINANCIAL STATEMENTS

STATEMENT RELATING TO THE EXEMPTIVE PROVISION OF RULE 15c3-3

The Company is exempt from Rule 15c3-3 under paragraph (k)(2).

STATEMENT OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2). As of December 31, 2001, the Company had no customers' securities that were required to be under possession or control.

Osburn, Henning and Company

CERTIFIED PUBLIC ACCOUNTANTS, P.A.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Members
Toad Run, L.L.C.
Orlando, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Toad Run, L.L.C. for the period from August 14, 2001 (inception) to December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

617 East Colonial Drive • Orlando, Florida 32803 • (407) 896-8021 • Fax (407) 896-8601
www.osburnhenning.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Osburn, Henning and Company

Orlando, Florida
January 23, 2002